Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Samsara Inc. (“us,” “our,” or “we”) summarizes certain important terms of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws currently in effect. Because this description is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, which are included as exhibits to the Form 10-K filed on March 30, 2022, and to the applicable provisions of Delaware law. We encourage you to read our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated investors’ rights agreement, and the applicable provisions of the Delaware law carefully.
General
Our authorized capital stock consists of 6,200,000,000 shares of capital stock, $0.0001 par value per share, of which:
•4,000,000,000 shares are designated as Class A common stock;
•600,000,000 shares are designated as Class B common stock;
•1,200,000,000 shares are designated as Class C common stock; and
•400,000,000 shares are designated as preferred stock.
Pursuant to our amended and restated certificate of incorporation, our Board of Directors has the authority, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our Class A common stock, Class C common stock, and preferred stock. Until the Final Conversion Date (as defined in our amended and restated certificate of incorporation), any issuance of additional shares of Class B common stock requires the approval of the holders of at least two-thirds of the outstanding shares of Class B common stock voting as a separate class.
Common Stock
We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our Board of Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine.
Voting Rights
Holders of Class A common stock are entitled to one vote per share held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 10 votes per share held, and holders of our Class C common stock are not entitled to vote on any matter that is submitted to a vote of stockholders, except as otherwise required by law. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class B common stock voting as a separate class is required to increase the number of authorized shares of our Class B common stock.
Delaware law could require holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Until the Final Conversion Date, approval of at least two-thirds of the outstanding shares of our Class B common stock voting as a separate class is required to amend or modify any provision of the amended and restated certificate of incorporation inconsistent with, or otherwise alter, any provision of the amended and restated certificate of incorporation to modify the voting, conversion, or other rights, powers, preferences, privileges, or restrictions of our Class B common stock.
Stockholders do not have the ability to cumulate votes for the election of directors. Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.
Right to Receive Liquidation Distributions
If we become subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion of Class B Common Stock
Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Shares of Class B common stock automatically convert into shares of Class A common stock upon sale or transfer of such shares except for certain transfers permitted by our amended and restated certificate of incorporation, including (i) estate planning or other transfers among our co-founders and their family members, (ii) transfers to a bona fide trust primarily for the benefit of the transferor, such transferor’s family members or a charitable organization, (iii) transfers to an investment retirement account, pension, profit sharing, stock bonus or other type of plan where dispositive power and voting control with respect to the transferred shares of Class B common stock are retained by or granted solely to the transferor and/or permitted transferees, (iv) transfers to a corporation, partnership, or limited liability company in which the transferor and/or permitted transferees hold dispositive power and voting control, or (v) transfers to charitable organizations, foundations or similar entities established, directly or indirectly, by a transferor in which the transferor and/or permitted transferees hold dispositive power and voting control.
All shares of our Class B common stock will be converted into shares of Class A common stock following the earliest to occur of (i) the date specified by the affirmative vote or consent of (a) the holders of a majority of the outstanding Class B common stock and (b) each of Sanjit Biswas and John Bicket to the extent he (together with his permitted assigns) then holds at least 25% of the Class B common stock held by him and his permitted assigns immediately prior to the completion of our initial public offering and is not then deceased or disabled; (ii) nine months following the death or disability of the later to die or become disabled of Messrs. Biswas and Bicket, which period may be extended to 18 months upon the consent of a majority of the independent directors then in office; and (iii) such date fixed by our Board of Directors following the date that the total number of shares of Class B common stock held by Messrs. Biswas and Bicket (together with their permitted assigns) equals less than 25% of the Class B common stock held by them immediately prior to the completion of our initial public offering.
Conversion of Class C Common Stock
After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Preferred Stock
No shares of our preferred stock are outstanding. Pursuant to our amended and restated certificate of incorporation, our Board of Directors has the authority, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.
Registration Rights
In January 2021, we entered into an investor rights agreement (the “IRA”) that provides that certain holders of our Class A common stock and Class B common stock that are parties to the IRA are entitled to rights with respect to the registration of the Class A common stock held by, or issuable to, them under the Securities Act of 1933, as amended (the “Securities Act”). We refer to such parties as holders in this subsection. The registration rights set forth in the IRA shall terminate upon the earliest to occur of: (a) with respect to any particular holder, when such holder is able to sell without any restriction on volume or manner of sale in any three-month period all of its shares pursuant to Rule 144 under the Securities Act or such holder holds less than 1% of the company’s outstanding securities, (b) a Deemed Liquidation Event (as defined in our amended and restated certificate of incorporation) or a sale by the Company’s stockholders, in one transaction or series of related transactions, or a series of unrelated transactions over a rolling twelve (12) month period, of equity securities that represent, immediately prior to such transaction or transactions, a majority by voting power of the equity securities of the Company pursuant to an agreement approved by the Board of Directors and entered into by the Company, or (c) the fifth anniversary of the closing of our initial public offering. We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations. In an underwritten offering, the managing underwriters, if any, have the right, subject to specified conditions, to limit the number of shares such holders may include.
S-1 Demand Registration Rights
Certain holders of our Class A common stock and Class B common stock are entitled to certain Form S-1 demand registration rights. At any time beginning 180 days after the effective date of our initial public offering, the holders of a majority of the registrable shares can request that we register the offer and sale of any of their shares in an underwritten offering, if the anticipated aggregate offering price, net of underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any such holder, except for certain fees and disbursements paid by the company, would equal or exceed $35 million. We are obligated to effect only two such registrations. If we determine that it would be materially detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve month period, for a period of up to 90 days. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of, and ending up to 180 days following the effectiveness of, a registration statement relating to a company-initiated public offering of our common stock or if such holders propose to dispose of shares that may be immediately registered on Form S-3 as described below.

Piggyback Registration Rights
If we propose to register the offer and sale of our Class A common stock under the Securities Act, in connection with the public offering of such common stock, certain holders of our Class A common stock and Class B common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to the sale of securities to employees of the company or a subsidiary pursuant to an equity incentive, stock option, stock purchase or similar plan, (2) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of the shares of our common stock or (4) a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
S-3 Demand Registration Rights
Certain holders of our Class A common stock and Class B common stock are entitled to certain Form S-3 demand registration rights. The holders of a majority of shares then registrable under the IRA can make a request that we register any of their shares then registrable under the IRA on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate offering price, net of underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any such holder, except for certain fees and disbursements paid by the company, would equal or exceed $5 million. We will not be required to effect a registration on Form S-3 during the period beginning 30 days prior to our good faith estimate of the date of the filing of, and ending up to 90 days following the effectiveness of, a registration statement relating to a company-initiated public offering of our common stock. Additionally, we will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the Board of Directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board of Directors or management team, including the following:
Multi-Class Stock. Our amended and restated certificate of incorporation provides for a multi-class common stock structure, which provides holders of our Class B common stock significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Separate Class B Vote for Certain Transactions. Until the Final Conversion Date, our Class B common stock has the right to vote as a separate class on amendments to our amended and restated certificate of incorporation that affects the rights of our Class B common stock.
Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws authorizes only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation provides that until the Voting Threshold Date (as defined in our amended and restated certificate of incorporation), our stockholders may only take action by written consent if such action is first recommended or approved by our board of directors. After the Voting Threshold Date, our stockholders will not be able to take action by written consent for any matter and will only be able to take action at annual or special meetings. As a result, a holder controlling a majority of the voting power of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, or until the Voting Threshold Date, unless previously approved by our board of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our principal executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of the voting power of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.
Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by our stockholders, to issue up to 400,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Exclusive Forum. Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, stockholders, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or amended and restated bylaws (as amended from time to time), or (4) any other action or proceeding asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another State court in Delaware, or the federal district court for the District of Delaware) and any appellate court therefrom, in all cases subject to the court having jurisdiction over indispensable parties named as defendants.
Our amended and restated bylaws also provide that the federal district courts of the United States is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 150 Royall Street, Canton, MA 02021.
Listing
Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “IOT.”